UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                        File No. 0-32745
                       Amendment Number 3
                               to
                          FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     Blue Star Coffee, Inc.
-----------------------------------------------------------------
         (Name of Small Business Issuer in its charter)

            Nevada                           88-0471353
-----------------------------------------------------------------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)

500 N Rainbow Blvd, Ste 300,
         Las Vegas, NV                          89107
-----------------------------------------------------------------
(Address of principal executive             (zip code)
           offices)

Issuer's telephone number:    (503) 646-6134
                              --------------
Securities to be registered under section 12(b) of the Act:

Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered
-----------------------------     ------------------------------
-----------------------------     ------------------------------
-----------------------------     ------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 3,587,787 issued and outstanding as of March 31, 2001.

Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none issued and outstanding as of March 31, 2001.

                        TABLE OF CONTENTS

Part I---------------------------------------------------------------    3
Item 1.Description of Business--------------------------------------     3
Item 2.Management's Analysis of Financial Condition and Plan of Operation---------------------------------------------------- 15
Item 3.Description of Property--------------------------------------    16
Item 4.Security Ownership of Certain Beneficial Owners and Management--------------------------------------------------- 17
Item 5.Directors and Executive Officers, Promoters and Control Persons------------------------------------------------------ 18
Item 6.Executive Compensation---------------------------------------    19
Item 7.Certain Relationships and Related Transactions---------------    20
Item 8.Description of Securities------------------------------------    20

Part II--------------------------------------------------------------   21
Item 1.Market Price of and Dividends on the Registrant's Common
        Equity and Related Stockholder Matters-----------------------   21
Item 2.Legal Proceedings--------------------------------------------    21
Item 3.Changes in and Disagreements with Accountants----------------    21
Item 4.Recent Sale of Unregistered Securities-----------------------    22
Item 5.Indemnification of Directors and Officers--------------------    25

Part F/S-------------------------------------------------------------   27

Part III-------------------------------------------------------------   39
Item 1.Index to Exhibits--------------------------------------------    39
Item 2.Description of Exhibits--------------------------------------    40

SIGNATURES-----------------------------------------------------------   41

INTRODUCTORY STATEMENT

Blue Star Coffee, Inc. ("Blue Star" or the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on a nationally recognized exchange. Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Act of 1934.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-
looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate," or "continue," or the negative or other variations thereof are intended to identify forward-looking statements.

                             Part I

Item 1.   Description of Business

A.Business Development

Blue Star Coffee, Inc., hereinafter referred to as the "Company" or "Blue Star," was organized by the filing of Articles of Incorporation with the Secretary of State in the State of Nevada on July 28, 2000 (NV# C20370-00). The Articles of Incorporation of the Company authorized the issuance of twenty million (20,000,000) shares of $0.001 par value Common Stock and five million (5,000,000) shares of $0.001 par value Preferred Stock. As of March 31, 2001, The Company has issued approximately 3,587,787 shares of Common Stock to approximately eighty-nine
(89) shareholder of record.

The Company's objective is to become a leading specialty coffee retailer. The Company intends to achieve this goal by (i) consistently selling only the highest quality whole-bean specialty coffees and coffee beverages, (ii) providing a superior level of customer service, and (iii) utilizing a marketing strategy emphasizing the differences between the Company's products and those of its competitors. The Company believes that its commitment to quality will establish a high degree of customer loyalty and repeat business.

Blue Star so far has limited its operations to startup and development activities to the following:

  -    Completing an offering of equity securities,
  -    Evaluating of potential drive-through coffee locations,
  - Developing and implementing the corporate accounting control systems,
  -    Interviewing potential specialty coffee roasters,
  -    Establishing the corporate office,
  -    Evaluating potential management,
  - Evaluating potential building designers and building manufacturing companies,
  - Discussing our corporate marketing image with graphic design artists,
  -    Evaluating coffees from various parts of the world and
  -    Seeking supplier relationships.

Blue Star Coffee has had verbal communications with landowners in Nevada, Arizona and Utah and expects to lease property from such potential landlords during the fourth quarter of this year, although the Company has not engaged or signed formal agreements with property owners. No determination of the specific location of the first drive-through store has been made. Although there is no specific formula to determine the "best" location, the Company uses several factors to identify a potential store location on a case-by-case basis including, but not limited to, the following:

                        Factor Considered
                        -----------------

     Traffic count
     Direction of traffic flow
     Ingress/Egress
     Traffic control
     Visibility of location

Management of the Company has a working relationship with a potential builder to construct the Company's initial location. From past experience, management estimates that the bid for a modular structure for our purposes will be around $48,000, and total construction time should take one month. At this time, the Company plans to own outright the modular structure and lease the land it stands on. The Company, however, has not entered into definitive and binding agreements with any party to construct the Company's store.

The Company has provided the following estimated timeline and probable cost for the planned store:

           Action                     Estimated Time Frame  Estimated Cost
           ------                     --------------------  --------------

    Sign lease for land                By October 31, 2001
    Obtain initial permits             By November 30, 2001  $  1,500
    Permit process                     11/1/01 - 2/28/02     $  3,500
    Site development                   12/1/01 - 2/28/02     $ 31,500
    Building construction              1/15/02 - 2/15/02     $ 48,000
    Building delivery                  2/28/02               Included
    Utility hookups                    3/1/02 - 3/15/02      $  5,000
    Equipment installation             3/15/02 - 3/22/02     $ 43,000
    Employee hiring and training       3/22/02 - 3/30/02     $  2,500
    Initial marketing and advertising  3/1/02 - 6/30/02      $ 15,000
    Opening date                       3/31/02

In the approximately eight months of operation from July 28, 2000
(Date  of Inception) to March 31, 2001, the Company generated  no
revenues  and  incurred a net loss of $57,441.   The  Company  is
considered a development stage company.

The  Company's executive offices are located at 500 North Rainbow
Blvd, Suite 300, Las Vegas, NV 89107, phone: (503) 646-6134.

The Company's fiscal year end is December 31.

B.Business of Issuer

(1)    Principal Products and Services and Principal Markets

Blue Star Coffee's objective is to build a chain of drive-through, with no inside service, specialty coffee shops designed to attract the specialty coffee drinker on the go from the comfort of their automobile. The facilities from which this coffee will be sold will be freestanding buildings designed to accommodate two automobiles simultaneously, through a service window on each side of the establishment. The Company's main focus will be on developing company-owned and franchised retail drive-through locations selling brewed coffee, espresso-based beverages (such as cappuccinos, lattes, mochas and espressos), Italian sodas and various blended drinks. There is no intention of opening cafe style shops, where customers would be able to sit and stay at the location.

The Company intends to contract with a specialty coffee roaster to produce a proprietary line of coffee roasts. These special blends cannot be copyrighted or protected by intellectual license. The trade names, however, will be trademarked once the various blends are developed. The Company has not yet entered into any agreements with nor has it identified potential coffee roasters to provide this product.

The Company's intends to serve flavored coffees based on a "shot" of espresso. Prepared by a trained "barista" in a special
machine   from  properly  ground  coffee  beans  at   a   certain
temperature, such "shot" is roughly an ounce of pure coffee concentrate. When added to steamed milk that has reached a temperature of approximately 160 degrees Fahrenheit, that potent and flavorful coffee becomes what is known as "Latte." After the "Latte" is ready, any imaginable flavor can be added, from almond to walnut to apricot to strawberry.

To complement beverage sales, the company plans to sell pastries, cookies, light food items, whole bean coffee and accessories. By offering alternative selections and non-coffee beverages for people who do not drink coffee, the Company believes it can create an inclusive and welcoming atmosphere for all to enjoy and feel comfortable. The Company is currently evaluating new products and menu offerings, such as iced fruit smoothies, to appeal to non-coffee drinkers who seek a fresh alternative to coffee.

Blue Star Coffee is a small company that seeks to create a chain of drive-through service gourmet coffee shops. The Company has yet to generate revenues. The Company faces competition from all specialty coffee establishments. Many of the Company's potential competitors have significantly greater financial, technical and marketing resources than the Company does. Competition may limit The Company's ability to generate sufficient sales to meet its financial obligations and continue operations.

(2)    Distribution Methods of the Products or Services

Drive-Through Concept

The Company believes that its drive-through kiosk concept will offer customers a friendly and inviting setting that conveys a sense of convenience and efficient service. The concept - an evolutionary step in the specialty coffee industry - will capitalize on the increasing popularity of gourmet coffee. Drive-through kiosks will fulfill the consumers' desire for specialty coffee by offering the convenience of drive-through service. The Company's double-sided drive-through kiosks will target the suburban commuter looking for a serving of specialty coffee away from home.

Management of the Company have prior experience with other companies that have each operated stand-alone, drive-though only coffee shops, in addition to operating sit-down, cafe-style shops, as well as combination sit-down and drive-through stores. During his tenure with Coffee People, Inc. in Oregon, Mr. Ronald

Brigham, COO of Blue Star Coffee, noted that of the 25 stores Coffee People operated in the Portland area, two stores offered customers the option of drive-through service and cafe-style accommodations and seven stores were drive-through only. Mr. Brigham further estimated that the drive-through locations each performed similarly to the locations offering either sit-down only service or a combination or sit down and drive-through services. He estimates that the two combination inside-seating and drive-through stores generated approximately 50% of revenues from drive-through operations.

The Company expects to begin operating a standing drive-through coffee shop by the end of this year in the Southwestern United States. Management has not yet identified a location, nor has any formal or informal agreements been entered into to establish the Company's first retail location.

Expansion and Site Selection

The Company's expansion strategy is to open multiple kiosks in new markets where it believes it can make a major impact. The average cost to open one Company drive-through unit is approximately $150,000, including the costs of design, site selection, lease negotiation, improvements, equipment, beginning inventory, supervision and permits. The markets originally targeted for expansion by the Company were in Northern California. However, due to recent rises in the potential overhead costs of conducting business, such as high real estate values and utilities prices, the Company has concentrated on searching for locations in Nevada, Arizona and Utah. No locations have been selected, to date.

The Company's goal in new site selection is to locate its kiosks in high-traffic, high-visibility locations within areas that have appropriate demographics, other retail business use and residential backup. The Company intends to enter new markets and place Company kiosks in such locations in order to enhance brand awareness, establish the Company's market presence and accelerate sales. The Company believes that superior site selection is among the most critical elements influencing its long-term success. The Company will use a national firm to conduct demographic surveys to identify potential markets and the neighborhoods within those markets most likely to be receptive to Blue Star's operating concept and menu offerings.

The Company will develop proprietary site-selection criteria, which should enhance its competitive edge. By using such proprietary site-selection criteria, the company can limit its pursuit of new locations to the most promising street intersections. The criteria might include traffic count and average age of the people passing through a prospective location on a daily basis. Based upon prior experience of management, the Company expects to attract about 0.5% of the cars that pass through a particular location on any given day. The Company has arrived at this conclusion based upon traffic figures and counts provided to it by the city of Eugene, OR. From previous experience, management anticipates that to break-even, at least 200-250 customer orders per day must be taken per store. However, traffic counts vary greatly and depend on a variety of factors, and there can be no assurance at any time that any kiosk will attract 0.5% of the passing traffic.

The Company will use an Opening Strike Force (OSF) to assist in opening new units in new markets. Each OSF will generally consist of two individuals with experience as managers and trainers and skills that will enable them to instill in new employees the values that make up the Blue Star experience. These teams will operate a new unit until new managers can be trained and are fully familiar with Blue Star's operating procedures.

High Quality Fresh Proprietary Roasted Coffee

The Company will focus on the following two essential elements to deliver and serve the highest quality coffee: (1) using the finest quality green coffee beans and (2) ensuring that these coffee beans are freshly roasted, using proprietary recipes. The Company believes that customers tend to choose among retailers primarily on the basis of quality and convenience, and to a lesser extent, on price. The Company will price its coffees, menu items and retail goods at or above the prevailing high-end prices for these items in potential markets. Products that the Company intends to offer will be of the highest quality and would command a premium price based on value alone. Specialty coffee consumers often expect to pay a higher price for specialty food and beverage products and look with suspicion at products that are priced below the market. Although the Company does not expect all consumers of coffee to pay a premium price for specialty coffee, the Company believes that this strategy will differentiate the Company from many of its competitors that compete on a "price only" basis. Management has inferred from the success of certain retailers that the American consumer is willing to pay a premium for the difference in quality between commercial grade coffee and specialty coffee. The Company believes that its pricing strategy will protect the profit margins and allow the Company to focus primarily on product quality and service to earn and retain customers. Information in the foregoing paragraph has been paraphrased and inferred from information provided in surveys conducted by the Specialty Coffee Association of America's "1999 Coffee Market Summary" and the National Coffee Association's "The 2001 Beverage Study."

The Company will set its roasting specifications for each variety of arabica beans, providing for roasting of the bean to the degree that accentuates the character of the individual coffee. The Company has set the following guidelines for the coffee it will use to ensure freshness:

1. The coffee beans should be shipped to the Company within 24 hours of roasting,
2.   Orders for roasted beans will be placed weekly,
3. Roasted coffee beans are to be sold within two weeks of the roasting date,
4.   Decaffeinated coffee is to be ordered in one pound bags, and
5.   Caffeinated coffee is to be ordered in five-pound bags.

The Company does not currently roast or contract a third-party company to roast coffee beans for use in the Company's proposed operations.

Customer Service

The friendliness, speed and consistency of service and coffee knowledge of the Company's employees are believed to be a critical component to developing Blue Star's brand identity and a loyal customer base. Management will develop operating and training manuals to train employees in personalized customer service, sales skills, coffee knowledge and beverage preparation. Employees will receive approximately 20 hours of training to learn operating procedures and drink recipes. The store employees will also receive ongoing customer service training as part of the Company's efforts to enable employees to take on increasing levels of responsibility within stores.

Community Support

The Company believes in the value of the communities it will serve. Supportive communities will be critical to creation of loyal customer bases the Company seeks to attract. The Company intends to implement a policy of selecting a charitable organization that is important to the community that it plans to serve and donating the opening day's receipts to that cause. The Company believes that its charitable donation policy will foster long-term customer loyalty.

Merchandising and Marketing

Blue Star's marketing strategy is to differentiate its concept and to create brand-name recognition based on the quality of the Company's coffee products and the image of its kiosks as an efficient means to purchase a cup of coffee on the way to/from work. The Company will promote the distinctive qualities of its products, educate customers about various coffees and roasts and deliver enthusiastic customer service. The Company is planning a comprehensive merchandising, marketing, and image-enhancing program featuring its logo on signs, interiors/exteriors, cups, packaging, promotional pieces, and literature. The program will aim at creating a distinctive brand image and brand awareness as well as providing the consumer with incentives for repeat business. The Company plans to allocate a fixed amount of $15,000 per location for general imaging and public awareness in the first year of each location's operation. The Company has not yet implemented such planned program, although it plans to introduce this program approximately one month prior to opening its store with signs such as "Coming Soon - Quality Coffee" on the fencing surrounding the planned location. The following is a timeline and estimated costs for the Company's marketing program:

         Media/Material        Estimated Start   Estimated Cost
         --------------        ---------------   --------------

    Pre-opening signs and      One month prior      $500
    announcements             to opening until
                                grand opening

    Point-of-sale material       Opening day       $1,000

    Radio advertising            Opening day       $6,000
                               lasting for one
                                    year

    Grand opening              One week after      $1,000

    celebration                opening lasting
                                  one week

    Direct mailing            Starting 2 weeks     $6,500
                              after opening day


In addition, the Company expects to devote 3% of revenues to ongoing marketing, advertising and merchandising operations. A steady introduction of new coffee flavors, drink and food products should keep the concept fresh and drive incremental sales volume.

The Company will rely on the high visibility of its retail locations, word-of-mouth, public relations, local store marketing and the inviting atmosphere of its kiosks to drive growth. The Company plans to conduct samples of coffee to customers at its drive-through service windows, provide brewed coffee at local neighborhood events, donate coffee to local charities, and mail periodic announcements to neighborhood residents to announce a store opening or the introduction of a new product. The costs of these promotions are not anticipated to have a material impact on the Company's operating results.

For new markets, the Company will tailor its marketing strategy to the overall level of awareness and availability of specialty coffee in that market. The promotions will focus on the superior proprietary roast recipes and taste of Blue Star. In markets that are more knowledgeable of specialty coffees, the Company's advertising will focus on the superiority of its guaranteed freshly roasted products versus competitive specialty brands.

Advertising and Promotion

The Company plans to utilize print and other mass media advertising to expand brand awareness when Blue Star has achieved its sales objective of approximately $350,000 in annual sales per store, to make such efforts cost-effective. The Company may advertise in local newspapers and radio. Broadcasting the Blue Star name will increase brand-name recognition and help reach the goal of establishing the Company in a market. Radio advertising can be effective, but is also expensive. Therefore, in order to optimize money spent on radio, the Company will concentrate on those stations that target certain customer groups based on those groups' income levels and coffee consumption. The Company will maintain a modest advertising presence in local newspapers.

The Company intends to create and continually upgrade an Internet web site for the on-line public. Updates on the site will include recipes, history of coffee, coffee trivia and a question-and-answer section.

Free print public relations via press releases and unsolicited newspaper articles will play an important part in the Company's promotional efforts.

The Company will develop marketing promotions with the assistance of local advertising agencies. In the future, the Company may set aside up to 3% of sales for the advertising and promotional budget, which will finance the production of most marketing materials by outside contractors.

(3)    Status of Any Announced New Product or Service

Blue Star Coffee is a developmental stage company that seeks to establish drive-through gourmet coffee shops. The Blue Star concept will allow busy, time-deficient individuals the ability to order specialty coffee products such as cappuccinos, espressos and lattes from the convenience of their cars. Blue Star has not publicly announced any products or services except those mentioned elsewhere in this Registration Statement. Any and all statements, included in this Registration Statement, regarding the status of such products and services are incorporated herein by reference to such statements.

(4)      Competitive   Business  Conditions  and   the   Issuer's
         Competitive Position

Overview

The Company's proposed whole bean coffee products will compete directly against specialty coffees sold at retail level through supermarkets, specialty retailers and a growing number of specialty coffee stores once we establish a retail location. The Company's coffee beverages are expected to compete directly against all restaurant and beverage outlets that serve coffee and a growing number of espresso stands, carts and stores. A number of nationwide coffee manufacturers, such as Kraft General Foods, Proctor & Gamble and Nestle, distribute coffee products in supermarkets and convenience stores, which may serve as substitutes for the Company's possible coffee products. Other specialty coffee companies, including Starbucks, Seattle's Best Coffee, Bucks County, Brothers Gourmet Coffees and Green Mountain Coffee Roasters, sell whole bean coffees in supermarkets and variety and discount stores. Thus, once the Company develops and introduces its products, it expects to compete indirectly against all coffees on the market.

In the coming years, the Company expects the sales of ready-to-serve coffees to grow due to a variety of factors, including (1) the growth in the number of two-income households; (2) a corresponding shift to foods consumed away from home; and (3) a further growth of coffee purchases from in-store brewers.

Market for Specialty Coffee

The U.S. coffee market consists of two distinct product segments:
(1) commercial ground roast, mass-merchandised coffee and (2) specialty coffees, which include gourmet coffees (premium grade arabica coffees sold in whole bean and ground form) and premium coffees (upscale coffees mass-marketed by the leading coffee companies). Blue Star expects to compete in the latter segment, which, according to the National Coffee Association, has been growing and gaining share of the overall coffee market since 1999.

Research conducted by the National Coffee Association shows that when new consumers enter the specialty coffee market they begin by purchasing flavored coffees. By offering a wide selection of flavored and unflavored coffees, the Company believes, it can attractive a large amount of business and establish a loyal customer base.

The specialty coffee market in intensely competitive and may become more so because of generally low barriers to entry. The success of Starbucks and national media attention has created growth opportunities for specialty coffee retailing. The industry consists of a small number of large, well-capitalized companies and a large number of small, single-unit operators. The Company believes that, despite an increase in the number of specialty coffee stores, the market is highly fragmented and - with the exception of Starbucks with less than a fifth of all the retail locations - remains relatively unbranded. This fragmented competition is an opportunity for the Company. However, there is a growing number of significant national, regional and local coffeehouse chains operating both owned and franchised outlets.

Selected Competitors

Blue Star competes with a growing number of specialty coffee retailers including Starbucks, Seattle's Best Coffee, Barnie's, Coffee Beanery Ltd, Caribou, Peet's Coffee and many others. The following list provides information on a few of Blue Star's competitors:

  - Starbucks Coffee: A major factor in the specialty coffee market is Starbucks (Nasdaqr: SBUX), based in Seattle, Washington. Since the company's founding in the early 1980's, it has grown to over 2,100 cafes and carts across the country. Average sales per unit are $805,000.00. Starbucks has no direct presence in the drive-through sector of the specialty coffee market.

  - Gloria Jean's Coffee Bean Corporation: Gloria Jean's is a leading franchiser of kiosk cafes, which are located primarily in shopping malls. Founded in 1979, the Company is now owned by The Second Cup, Canada's largest specialty coffee retailer. Gloria Jean's has about 250 retail stores. The company started franchising in 1986 and now has stores in 33 states, of which 80% are franchised units.

  - The Coffee Beanery, Ltd.: A major specialty coffee franchiser, The Coffee Beanery has 175 stores in operation and sales of $l00 million. Its stores are located in malls and large office buildings.

  -  Barista  Brava Coffee: Headquartered in Washington  D.C.,
     Barista Brava Coffee operates six cafes, two of which are franchised, in downtown and central business district locations. It is registered to sell franchises in Rhode Island, Maryland, New York and Virginia.

  - Quick'ava: Quick'ava is one of several coffee retailers that offer the same drive-through concept as Blue Star. Currently, the company operates 12 double-sided drive-throughs in New England. The average sales per unit are $520,000.00. Started in 1990 in Bingham, Massachusetts, the company claims to have 54 contractually committed units in New England.

  -  Peet's  Coffee & Tea: Peet's (Nasdaqr: PEET) operates  56 coffee shops mostly in California.

  - Diedrich Coffee: Diedrich roasts and sells specialty coffee beans for its retail and wholesale customers. Diedrich also sells brewed coffee, espresso-based beverages, and light food items through company-owned and franchised retail locations. In addition, the company has over 300 wholesale accounts with businesses and restaurant chains, such as Ruth's Chris Steakhouses, El Torito, Claim Jumper and Islands Restaurants. Diedrich Coffee acquired Coffee People in March 1999 and became the second largest specialty coffee company in the United States with annual system-wide sales of more than $150 million through 363 retail outlets in 38 states and seven countries.

  -  Java Centrale competes in the cafe niche.  The company was
     founded in 1992 and operates cafes, kiosks and carts.   Java
     Centrale has 24 cafes and 16 carts, half of which are franchised, based in Sacramento, California. It claims to have 190 franchises under contract in 14 states, primarily on the East and West coasts.

  - Coffee Express is located in Bangor, Maine. They build and franchise coffee drive-throughs. The company currently has two drive-throughs in Bangor that are company-owned. In addition, there are franchised units in Brewer, Maine; Ellsworth, Maine; and Erie, Pennsylvania. They are approved for franchising in New York, Virginia, New Hampshire, Rhode Island, New Jersey, and Florida.

  - Xpresso Coffee Cafe is located in Denver, Colorado and operates two company-owned and one franchised drive-throughs. However, they no longer offer franchises.

  -  Caribou Coffee has approximately 137 retail locations in six states: Michigan, Ohio, North Carolina, Georgia, Illinois and
     Minnesota.   Caribou also merchandises beans, equipment  and
     branded apparel.

Drive-Through Niche

The drive-through concept offers customers an opportunity to purchase morning coffee in a fast and convenient fashion during the morning rush in the comfort of their automobiles. The Company believes that the availability of quality coffees and coffee beverages in convenient locations will result in great customer loyalty.

According to the NCA, the total market for coffee is $18.5 billion. According to the both the NCA and the SCAA, the current size of specialty coffee beverage retail segment is $5.27 billion. In addition, Blue Star Coffee believes that large quick service restaurant chains receive approximately 50% of their sales volume via drive-through operations. From management's experience, the drive-through operations of prior employers accounted for about 50% of all coffee-related sales.

Drive-through coffee sales are in the infant stage, similar to the experience of fast food restaurants' experimentation with drive-through service in the 1960s. However, there are a negligible number of existing drive-though only coffee shops to provide sufficient data to demonstrate the performance of such stores' operations.

The Company believes that within 10 years, half of all facilities offering specialty coffee drinks will serve consumers by way of a drive-through window. The potential size of the market for drive-thru coffee drinks would be 50% of the current $5.27 billion market for specialty coffee beverages, which would amount to $2.64 billion. Management then projected an 8% annual increase
in  the  size  of  the  specialty  coffee  market.   Given  these
assumptions, management forecasts that, potentially,  the  drive-
through   sales  of  specialty  coffee  drinks  could   grow   to
approximately $5 billion over the next 10 years.

(5)    Raw Materials and Suppliers

The Company does not anticipate that it will depend on any one supplier to the extent that a disruption in the supply from one vendor to the Company could not be remedied quickly and cost-effectively. The Company plans to obtain its bakery goods from local vendors with reputation for superior quality.

Although most coffee trades in the commodity market, coffee of the quality sought by the Company tends to trade on a negotiated basis at a substantial premium above commodity coffee prices, depending upon the supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, political and economic conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. The Company's ability to raise sales prices in response to rising coffee prices may be limited and the Company's profitability could be adversely affected if coffee prices were to rise substantially.

The Company plans to enter into fixed-price purchase commitments in order to secure an adequate supply of quality green coffee and bring greater certainty to the cost of sales in future periods. Because of management's experience in the industry, the Company has informal relationships with coffee roasters. The Company has engaged in verbal conversations with potential suppliers of coffee beans. However, there are no formal agreements or commitments for such companies to provide the Company with roasted beans. The Company believes, based on these relationships with such suppliers, the risk of non-delivery on such purchase commitments is remote.

As the future volume of sales warrants, the Company may, from time to time, enter into futures contracts to hedge price-to-be-established coffee purchase commitments with the objective of minimizing cost risk due to market fluctuations. The Company will not hold or issue derivative instruments for trading purposes. In accordance with SFAS No. 80 "Accounting for Futures Contracts," such futures contracts meet the hedge criteria and will be accounted for as hedges. Accordingly, gains and losses will be deferred and recognized as adjustments to the carrying value of the coffee inventory when purchased and recognized in results of operations as coffee products are sold. Gains and losses will be calculated based on the difference between the cost basis and the market value of the coffee contracts. The market risk related to coffee futures will be substantially offset by changes in the costs of coffee purchased.

(6)    Customers

The  Company plans to sell its products through company-owned and
franchised  drive-through  locations  to  retail  customers.   In
addition, the Company plans to establish wholesale accounts with businesses and restaurant chains.

Management of the Company believes that no disproportionately significant amount of business will come from any single customer in either category. Thus, the management does not expect Blue
Star's business to depend on any single customer.

(7)     Patents,  Trademarks, Licenses, Franchises,  Concessions,
        Royalty Agreements, or Labor Contracts

The Company believes that its success is dependent in part on its ability to establish a recognizable brand image. Management intends to rely primarily on trade secret and contractual agreements to establish and protect its potential proprietary rights. There can be no assurance that the steps taken by the
Company will be sufficient to prevent misappropriation of its proprietary rights or that the Company's competitors will not independently develop methods or operations that are substantially equivalent or superior to the Company's.

The Company currently does not have any patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

(8)    Government Approval of Principal Products or Services

Each retail location and roasting facility is and will be subject to licensing and reporting requirements by numerous governmental authorities. These governmental authorities include federal, state, and local health, environmental, labor relations, sanitation, building, zoning, fire and safety departments. Difficulties in obtaining or failure to obtain the necessary licenses or approvals could delay or prevent the development or operation of a given retail location or roasting facility. Any problems that the Company may encounter in renewing such licenses in one jurisdiction may adversely affect the Company's licensing status on a federal, state or local level in other relevant jurisdictions.

Blue Star will also be subject to federal regulation and certain state laws that govern the offer and sale of franchises. Many state franchise laws impose substantive requirements on franchise agreements, including limitations on non-competition provisions and on provisions concerning the termination or non-renewal of a franchise. Some states require companies to register certain materials before franchises can be offered or sold in that state. The failure to obtain or retain licenses or approvals to sell franchises could adversely affect the Company's business, financial condition and results of operations.

(9)    Effect of Existing or Probable Government Regulations

There   are   extensive  federal,  state,  and  local  government
regulations relating to the development and operation of food service outlets, including laws and regulations relating to

  -    Building requirements,
  -    The preparation and sale of food,
  -    Cleanliness,
  -    Safety in the workplace, and
  -    Accommodations for the disabled.

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, illness, injury, or other health concerns or operating issues stemming from one store or a limited number of stores, including stores operated by the Company's franchisees. The Company could incur significant liabilities if a lawsuit or claim results in a decision against it, or if litigation costs are excessive regardless of the outcome.

In addition to the laws and regulations relating to the food service industry, the Company is subject to Federal Trade Commission (FTC) regulations and state laws that regulate the offer and sale of franchises. The FTC's Trade Regulation Rule relating to Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures generally requires the Company to give prospective franchisees a franchise offering circular containing information prescribed by the rule. In addition, several states regulate the offer and sale of franchises, require registration of the franchise offering with state authorities before making offers or sales and regulate the franchise relationship by, for example:

  - Requiring the franchiser to deal with its franchisees in good faith,
  - Prohibiting interference with the right of free association among franchisees,
  -    Prohibiting discrimination in fees and charges,
  -    Regulating the termination of the relationship,
  -    Requiring repurchase of inventories in some circumstances,
  -    Restricting non-renewal by the franchiser,
  - Limiting restrictions on transfers or inheritance of the franchisee's interests, and
  - Regulating placement of competing units that might adversely affect the franchisee's results.

The Company does not anticipate that these laws will prevent it from seeking franchisees in any given area. The Company believes that its operations will comply in all material respects with the FTC rule and state franchise laws. Any changes to the FTC rule, state franchise laws, or future court or administrative
decisions,   however,   could  affect  the  Company's   franchise
business.

The Company's relationship with its employees is also subject to regulation, including

  -    Minimum wage requirements,
  -    Anti-discrimination laws,
  -    Overtime and working conditions, and
  -    Citizenship requirements.

Many of the Company's employees will be paid hourly rates based upon federal and state minimum wage laws. A continuing trend in legislation increasing the minimum wage will result in higher labor costs for the Company and its franchisees. The Company cannot assure that it or its franchisees will be able to pass additional costs on to customers in whole or in part.

(10)   Research and Development Activities

As of the date of this Registration Statement, the Company has not incurred any research and development expenses and does not plan to incur any additional research or development expenses over the next twelve months. No research and development costs are or will be borne directly by customers.

(11)   Impact of Environmental Laws

The  Company's business will be subject to general laws and rules
regulating food preparation and the disposal of food waste.   The
Company is not aware of any other federal, state or local environmental laws, which would affect its operations.

(12)   Employees

Excluding officers, the Company presently has no employees.

Every new retail location will require workers and managers.  The
Company plans to hire necessary staff from the pool of local labor in every location. The Company believes it will be able to retain and train personnel on competitive terms.

C.Reports to Security Holders

(1)  Annual Reports

Although  Blue Star has not been required to do so,  the  Company
intends   voluntarily  to  deliver  annual  reports  to  security
holders.   Such  annual  reports will include  audited  financial
statements.

(2)  Periodic Reports with the SEC

As of the date of this Registration Statement, Blue Star has not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, Blue Star will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)  Availability of Filings

The public may read and copy any materials Blue Star files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 2.Management's Analysis of Financial Condition and  Plan  of
       Operation

A.Management's Analysis of Financial Condition

This section should be read in conjunction with the audited financial statements included in Part F/S of this filing.

In the approximately eight months of operation from July 28, 2000
(Date of Inception) to March 31, 2001, the Company generated no revenues and incurred a cumulative net loss of $57,441.

The  Company's  loss  resulted entirely from  costs  of  start-up activities, including consulting fees and other general and administrative expenses. The Company mitigated the negative effect of high start-up costs on liquidity by paying for various services is stock instead of cash. The Company prepaid $72,100 of services by issuing a total of 550,000 shares of common stock.

The Company financed its operations during the period from July 28, 2000 to March 31, 2001 by issuing capital stock in exchange for cash and services. The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock. On July 29, 2000, Blue Star issued 2,167,000 shares of common stock to the three founders of the Company for cash of $30,100. On July 29, 2000, Blue Star issued 150,000 shares of common stock to GoPublicToday.com, Inc., in exchange for business and consulting services rendered in the amount of $22,500. On September 21, 2000, Blue Star issued 100,000 shares of $0.001 par value common stock to GoPublicToday.com, Inc. in exchange for a non-interest bearing balloon note totaling $10,000 due and payable on
September 21, 2001. Also, on September 21, 2000, Blue Star issued 400,000 shares of common stock to Arrowhead Capital Management in exchange for services rendered in the amount of $49,600. On March 30, 2001, Blue Star closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 770,787 shares of its common stock at $0.15 per share to outside investors for cash in the total amount of $115,619. As of March 31, 2001, Blue Star had 3,587,787 shares of Common issued and outstanding held by 89 shareholders of record.

As of March 31, 2001, the Company had total assets of $124,128, including $119,128 in cash.

B.Plan of Operation
As of the date of this Registration Statement, the Company has no retail locations. The Company originally anticipated opening two units in Sacramento, CA. However, due to the recent rise in electric rates and real estate values, management of the Company no longer consider the State of California a viable business environment. The Company is pursuing a plan to introduce one location in Nevada, Arizona or Utah. The Company plans to develop and open one location by the end of the first quarter of 2002, as well as seek to introduce new stores as financial resources permit. Management estimates that the Company's capital requirements for the next 12 months will be $175,000 as delineated below.

     Expenditure                              Amount Budgeted
     -----------                              ---------------

     General and administrative expenses         $  15,000
     Travel                                      $  10,000
     Expenses related to opening one store       $ 150,000
     --------------------------------------------------------

     Total                                       $ 175,000
                                                 =========

Blue Star Coffee, Inc. intends to contract for roasting coffee beans with a specialty coffee roaster after the first store is opened, which the Company expects to have operational by the end of this year. The coffee roaster will purchase beans from import brokers that sell the type of and country of origin product necessary to roast the blends the Company desires. Since coffee is considered and treated as a commodity, prices vary widely because of factors such as weather, labor strife, political conditions, demand and supply. Over the past two years, the price for coffee suitable for the Company's needs has fluctuated between $0.82-$1.45 per pound. Management believes that it will be able to obtain enough coffee and at a competitive price.

Due to delays and expenses that the Company has encountered in researching potential store locations, finding potential suppliers of various services and attempting to become a fully reporting company, management of the Company realizes that additional capital will be necessary to effectuate the Company's business plan. The Company plans to a raise additional capital via a private placement offering of its equity securities. There are no preliminary or definitive agreements or understandings with any party for such financing.

C.Segment Data

As of March 31, 2001, the Company has generated no sales revenue.
Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.   Description of Property

A.Description of Property

The Company's principal offices are located at 500 North Rainbow Blvd, Suite 300, Las Vegas, NV 89107, telephone: (503) 646-6134. The Company is leasing the office space pursuant to an agreement that expires in January 2002. The agreement is subject to automatic annual renewal unless explicitly terminated by the parties. The monthly lease payment is approximately $135. The Company believes that this arrangement is suitable given the limited nature of the Company's current operations, and also believes that the Company will not need to lease additional administrative offices in the next twenty-four (24) months. There are currently no proposed programs for the renovation, improvement or development of the facilities currently used by the Company.

As of the date of this Registration Statement, the Company has no retail locations. As the Company moves forward with its business plan, it is likely to acquire/lease real estate lots and properties for its retail operations. However, at this time, the Company has no plans for developing retail locations to disclose.

B.Investment Policies

Management of the Company does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.    Security Ownership of Certain Beneficial  Owners  and
Management

A.Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title of Class    Name of Beneficial Owner     Number of Shares   % of Class
----------------------------------------------------------------------------
Common Stock      Ronald A. Davis,                 1,483,500        41.35%
                  President and CEO,
                  Director(1)(2)

Common Stock      Ronald G. Brigham,                 541,750        15.10%
                  COO, Director(1)

Common Stock      Christopher R. Secreto,            541,750        15.10%
                  Director(1)
----------------------------------------------------------------------------
Common Stock      Officers and Directors           2,567,000        71.55%
                  as a Group

Common Stock      GoPublicToday.com(3)               250,000         6.97%


Footnotes:

(1).The address of officers and directors in the table is c/o
    Blue Star Coffee, Inc., 500 North Rainbow Blvd, Suite 300, Las Vegas, NV 89107.

(2) Ronald A. Davis, President, CEO and Director of the Company is also the principal of Arrowhead Capital Management Group, which owns 400,000 shares of common stock of Blue Star Coffee. For the purposes of this table, the shares Arrowhead

  Capital owns has been included in the number of shares controlled by Mr. Davis. The address of Arrowhead Capital
  Management Group is P.O. Box 681, Portland, OR 97207.

(3) Stephen  Brock,  an  individual  unaffiliated  with  the
    Company,   controls   GoPublicToday.com.    The   address  of
    GoPublicToday.com is 1701 Valmora Street, Las Vegas, NV 89102.

B.Change in Control

No arrangements exist that may result in a change of control of Blue Star.

Item 5.   Directors and Executive Officers, Promoters and Control
Persons

A.Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors, executive officers and significant employees are as follows:



     NAME              AGE      POSITION         DIRECTOR SINCE         TERM
-------------------------------------------------------------------------------
Ronald A. Davis         56  President and CEO,  Inception(July 2000)  1 year(1)
                            Director

Ronald G. Brigham       47  COO, Director       Inception(July 2000)  1 year(1)

Christopher R. Secreto  39  Director            August 2,2000         1 year(1)


(1) Directors hold office for one year or until a successor or successors are elected and appointed.

Ronald A. Davis, President & CEO, Director, was the Chief Executive Officer for Caffe Diva from 1996 until 2000. Prior to that, he was a business consultant specializing in financial advisory services to startup and early stage companies. His extensive experience in real estate development (where he developed multi-million dollar projects) has been invaluable in implementing the Company's expansion plans. Prior to joining the Company, he held positions with Goldman Sachs & Dean Witter & Co. He earned a Bachelor's of Science Degree in Management and a Master's of Business Administration from the University of Southern California.

Ronald G. Brigham, COO, Director, has over 30 years of operations experience in the fast food and espresso industries. For the previous nine months, Mr. Brigham served as the President and Chief Operations Officer of Coffee Five Corporation. Between 1997 through 2000, under his direction as Chief Operations Officer, the existing store sales at Caffe Diva, another kiosk concept coffee specialty stop, increased over 75%, from $292,000 to over $1,250,000. Mr. Brigham implemented an MIS system integrating Caffee Diva's store level operations into corporate systems. He also streamlined menu offerings, which increased sales volumes and resulted in faster service to the consumer. Previously, Mr. Brigham was a District Manager with Coffee People from 1994-1997 and Director of Operations with McDonald's. He managed multiple franchisees and implemented corporate systems. He received his Bachelor of Science degree from the University of Oregon.

Christopher R. Secreto, Director, has been President of Newport Advisors, Inc. and its predecessor since 1995. Through Newport Advisors, Inc., a merchant and investment banking boutique engaged in raising capital for small and midsize public and private companies, Mr. Secreto advises companies on mergers and acquisitions, asset sales and divestitures, balance sheet restructuring, and public market awareness. For five years, Mr. Secreto worked as a portfolio manager and trader for a $100 million hedge fund dedicated to private equity investments and open market securities trading. During his tenure, the fund completed in excess of 100 private equity investments. Mr. Secreto was also a financial analyst at a major industrial company and began his financial career as a financial consultant at Merrill Lynch. He holds a Bachelor's of Arts in Business Administration with an emphasis on marketing and finance.

B.Family Relationships

None.

C.Involvement  on Certain Material Legal Proceedings  During  the
  Last Five Years

No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations. No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities. No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.   Executive Compensation

A.Remuneration  of Directors, Executive Officers and  Significant
  Employees

     NAME                        POSITION            COMPENSATION
-----------------------------------------------------------------
Ronald A. Davis         President and CEO, Director       None

Ronald G.Brigham        COO, Director                     None

Christopher R. Secreto  Director                          None


As of the date of this Registration Statement, no salary has been paid to the Company's officers and directors. The Company does not anticipate paying its officers and directors salaries or other compensation until it can generate a sufficient cash flow. Messieurs Davis and Brigham have agreed to forgo salaries until the "free cash flow" of the Company exceeds $150,000 for a full year of operation. Free cash flow is defined by the Company as net profit before taxes less any principal payments on any loans of other non-deductible expenses.

In the future, the Board of Directors may set annual bonuses based on profitability and performance of the Company.

B.Employment Contracts

The Company has no employment agreements with any of its officers or directors.

Item 7.   Certain Relationships and Related Transactions

Ronald A. Davis, President, CEO and Director of the Company is also the principal of Arrowhead Capital Management Group. On September 21, 2000, Blue Star issued 400,000 shares of $0.001 par value common stock to Arrowhead Capital in exchange for services rendered in the amount of $49,600. Shares were issued in accordance with Section 4(2) of the Securities Act of 1933. At the time of issuance, Arrowhead Capital Management Group did not provide any services to Blue Star Coffee. The shares were issued for future services to be provided. As of June 30, 2001, approximately 87% of the services related to the agreement have been provided and Arrowhead Capital has made the appropriate payments to the service provider in accordance with the agreement.

In addition, Mr. Davis borrowed $5,000 in cash from Blue Star Coffee to assist in payment of expenses related to sale of securities in the Company's Regulation D offering, in which he acted as a licensed agent of the issuer. Expenses for which the loan was issued included costs for printing such as paper, ink and envelopes, as well as postage for mailing copies of the prospectus.

On July 29, 2000, the Company issued 150,000 shares of $0.001 par value common stock to GoPublicToday.com, Inc., in exchange for services to be rendered in the amount of $22,500. The shares were issued in accordance with Section 4(2) of the Securities Act of 1933. Blue Star Coffee, Inc. engaged GoPublicToday.com, Inc. to provide consulting and document preparation services related to registration of the Company's Regulation D, Rule 504 offering in the State of Nevada and compliance with applicable regulatory provisions.

On September 21, 2000, Blue Star issued 100,000 shares of $0.001 par value common stock to GoPublicToday.com, Inc. in exchange for a non-interest baring balloon note totaling $10,000, which was due and payable on March 21, 2001. The note was extended until September 21, 2001. The shares were issued in accordance with
Section 4(2) of the Securities Act of 1933.

Please  refer  to  Part  II, Item 4. Recent Sales of Unregistered
Securities, on page 22, for additional information on the aforementioned transactions.

Item 8.   Description of Securities

The Company, a Nevada corporation, is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value. The Company has currently issued approximately 3,587,787 shares of Common Stock to approximately eighty-nine (89) shareholders of record, including officers, directors and employees of the Company and unaffiliated private investors. The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders. All of the shares of Common Stock, now outstanding are fully paid and non-assessable; and (v) the holders of Common Stock have no conversion, preemptive or other subscription rights. There is no cumulative voting for the election of directors.

The Company is also authorized to issue 5,000,000 shares of Preferred Stock, $0.001 par value. As of March 31, 2001, no shares of Preferred Stock are issued and outstanding.

                             Part II

Item 1.Market  Price of and Dividends on the Registrant's  Common
       Equity and Related Stockholder Matters

A.Market for the Registrant's Equity

The Company's equity is currently not traded on any public market and there has been no trading market to date. As of March 31, 2001, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future.

B.Outstanding  Options,  Conversions  and  Planned  Issuance   of
  Common Stock

As   of  March  31,  2001,  there  are  no  outstanding  options, conversions or planned issuances of common stock of the Company.

C.Security Holders

The Company has currently issued approximately 3,587,787 shares of Common Stock to approximately eighty-nine (89) shareholder of record.

D.Securities that Could Be Sold Pursuant to Rule 144

There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

E.Dividends

To the date of this Registration Statement, the Company has not declared nor paid any dividends on its Common Stock.

As of the date of this Registration Statement, the Company does not have a formal dividend policy.

F.Transfer Agent and Registrar

The  Transfer Agent for the shares of common voting stock of  the
Company is Shelley Godfrey, Pacific Stock Transfer Company,  5844
S. Pecos, Suite D, Las Vegas, Nevada 89120, (702) 361-3033.

Item 2.   Legal Proceedings

As of the date of this Registration Statement, the Company is not and  has  not  been  a  party  to any  pending  legal  proceeding
involving  any  private  party  or  federal,  state,   or   local
authority.

Item 3.   Changes in and Disagreements with Accountants

During the two most recent fiscal years and any later interim period, no principal independent accountant of Blue Star resigned (or declined to stand for re-election) or was dismissed. To the best of management's knowledge, no disagreements exist between Blue Star and its principal accountant.

Item 4.   Recent Sale of Unregistered Securities

The  Company  was incorporated in Nevada on July 28,  2000.   The
Company  is  authorized to issue 20,000,000 shares of its  $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

On July 29, 2000, the Company issued 2,167,000 shares of its $0.001 par value common stock to the three company founders as follows:
  - Blue Star issued to Ronald Davis 1,083,500 shares of common stock for cash in the amount of $29,016 and in exchange for his services to be rendered as President and Chief Executive Officer of the Company.
  - Blue Star issued to Ronald Brigham 541,750 shares of common stock for cash of $542 and in exchange for his services to be rendered as Chief Operations Officer and Director of the Company.
  - Blue Star issued to Christopher Secreto 541,750 shares of common stock for cash of $542 and in exchange for his services to be rendered as a Director of the Company.
All founders' shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

On July 29, 2000, Blue Star issued 150,000 shares of $0.001 par value common stock to GoPublicToday.com, Inc., in exchange for services (prepaid expenses) rendered in the amount of $22,500. The shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

On September 21, 2000, Blue Star issued 100,000 shares of $0.001 par value common stock to GoPublicToday.com, Inc. in exchange for a non-interest baring balloon note totaling $10,000, which was due and payable on March 21, 2001. The note was extended until September 21, 2001. The shares were issued in accordance with
Section 4(2) of the Securities Act of 1933.

On September 21, 2000, Blue Star issued 400,000 shares of $0.001 par value common stock to Arrowhead Capital Management Group in exchange for rights to services rendered in the amount of $49,600. Shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

On January 3, 2001, the State of Nevada issued a permit to Blue Star to sell securities pursuant to registration by qualification in the state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. The offering was exempt from federal registration pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended. On March 30, 2001, Blue Star closed that offering, in which it sold a total of 770,787 shares of its $0.001 par value common stock at $0.15 per share for cash in the amount of $115,619 to approximately 84 unaffiliated shareholders of record, none of whom were or are officers or directors of the Company. The aggregate offering price for the offering closed on March 30, 2001 was $165,000. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

  This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten.

  At the time of the March 2001 offering, the Company was not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, the Company is not now, nor was it at the time of the March 2001 offering, considered to be an investment company. Finally, since inception, the

  Company has pursued a specific business plan of developing a drive-through chain of specialty coffee shops, and continues to do so.

  The Company utilized Series-63 sales agents licensed with the Company to sell common stock to friends, family and prior acquaintances and associates of such agents. The Company nor its sales agents did not utilize sales materials other than an offering prospectus and did not advertise the offering to generally solicit potential investors. The following is a list of investors' names, dates of the investment, number of shares purchased and dollar value of shares purchased in the Regulation D, Rule 504 offering.

----------------------------------------------------
Entity Name             Last Name 1     First Name 1    Shares  Dollar Amount
----------------------------------------------------
                        ABBATANGELO     TONY             3,000      $450.00
                        ADAMS           JEFF            10,000    $1,500.00
                        ADAMS           JEFF             1,000      $150.00
                        ALBRIGHT        DOUGLAS          3,333      $500.00
                        ANDERSON        DANA               667      $100.00
EILEEN ANDERSON CUST
FOR DESTINTY ANDERSON   ANDERSON        DESTINY            667      $100.00
                        ANDERSON        EILEEN             667      $100.00
EILEEN ANDERSON CUST
FOR ERIC ANDERSON       ANDERSON        ERIC               667      $100.00
EILEEN ANDERSON CUST
FOR KYLE ANDERSON       ANDERSON        KYLE               667      $100.00
EILEEN ANDERSON CUST
FOR NICOLE ANDERSON     ANDERSON        NICOLE             667      $100.00
                        BARKER          BRADFORD        20,000    $3,000.00
                        BARTON          JAMES           40,000    $6,000.00
                        BARTON          JAMES            1,666      $250.00
                        BAWDEN          MARC             1,666      $250.00
                        BLEAZARD        BRETT           40,000    $6,000.00
                        BLEAZARD        BRETT              666      $100.00
                        BLEAZARD        JEFFERY          2,000      $300.00
                        BLEAZARD        KELLI            1,000      $150.00
                        BLEAZARD        STEVEN           2,666      $400.00
                        BLEAZARD        STEVEN           1,000      $150.00
                        BOTHMANN        HANS             7,500    $1,125.00
                        BOTHMANN        MARTIN          33,500    $5,025.00
                        BUNKER          DENNIS           3,333      $500.00
                        CALLISTER       PAUL             3,333      $500.00
                        CHERRY          CURTIS           1,500      $225.00
                        CORREIA         M. JAMES         3,333      $500.00
                        ELLSWORTH       CATHERINE          500       $75.00
                        ELLSWORTH       JOANN              700      $105.00
                        ELLSWORTH       ROGER            2,000      $300.00
                        FISHER          CHRISTY          4,000      $600.00
                        GLEASON         TIMOTHY          2,000      $300.00
                        GRAHAM          JOHN               833      $125.00

                        GURALNIK        KEN              1,600      $240.00
                        HARRINGTON      VERA            20,000    $3,000.00
                        HARRISON        NANCY            1,333      $200.00
                        HATFIELD        GREGORY          1,333      $200.00
                        HAUGHT          BOBBIE           1,000      $150.00
                        HECKELER        RONALD           2,000      $300.00
                        HECKELER        SHARI            2,000      $300.00
                        HUGH            KARL             1,000      $150.00
                        JACOBS          JOHN             1,000      $150.00
                        JANNOTTA        JON             10,000    $1,500.00
                        KELLEY          MICHAEL         10,000    $1,500.00
                        KRAUSE          CURTIS           1,333      $200.00
                        KROGH           DIDRIK           5,000      $750.00
                        KUNKLE          STEVEN           1,000      $150.00
                        LABRUM          DARYL              666      $100.00
                        LAVICHANT       ROBERT          30,000    $4,500.00
                        LEVERING        MARK             5,000      $750.00
                        LIQUIN          CURTIS           2,000      $300.00
                        LYNAM           ANDREW           1,332      $200.00
                        MCDONOUGH       JOHN             3,000      $450.00
                        MCEWAN          LLOYD           20,000    $3,000.00
                        MOODY           DAVID            3,333      $500.00
                        MOODY           MARK             2,000      $300.00
                        OWEN            CHARLES          1,000      $150.00
                        RUMYANTSEV      SERGEY             300       $45.00
                        SANTOS          ANTONY           5,000      $750.00
                        SCHEER          RONALD           4,000      $600.00
                        SCHUMACHER      RON              2,000      $300.00
                        SORENSON        SCOTT              700      $105.00
                        STAPP           ROBERT          10,000    $1,500.00
                        TANKSLEY        SHELLEE          3,000      $450.00
V.H.S. FAMILY TRUST     TEAGUE TTEE     ROBIN              666      $100.00
                        VINCENT         RICHARD          2,000      $300.00
                        WHITAKER        ROBERT           2,000      $300.00
                        WHITE           NORMAN           1,000      $150.00
                        WILSTEAD        R. TAB           4,000      $600.00
                        ZULIANI         MICHAEL         30,000    $4,500.00
ASCENDENT LLC                                           11,000    $1,650.00
AVENTURA HOLDINGS INC                                   10,000    $1,500.00
DK MINER LIMITED PARTNERSHIP                            20,000    $3,000.00
GARY L. MCDANIEL & VIRGINIA L.
MCDANIEL TRUSTEES, GARY L. MCDANIEL
& VIRGINIA L. MCDANIEL 1991 LIVING
TRUST, DATED MAY 1, 1991                                 7,000    $1,050.00
GREAT TRADES INC.                                      100,000   $15,000.00
MERRIWEATHER, MARX & CO.                                 4,000      $600.00
NEWPORT ADVISORS INC.                                   50,000    $7,500.00
NORCONN DEVELOPMENT                                     10,000    $1,500.00

PACIFIC INDUSTRIAL HOLDINGS LP                         100,000   $15,000.00
SEAM INC.                                               20,000    $3,000.00
SIDER FAMILY LP                                          6,660      $999.00
TERENCENET INC.                                          5,000      $750.00
THE GARMISCH COMPANY                                    20,000    $3,000.00
VANGUARD TRUST                                          20,000    $3,000.00
                        WALTON          ROBERT           1,000      $150.00
                                                       770,787   $115,619.00


There have been no other issuances of common stock or preferred stock.

Item 5.   Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of

Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            Part F/S

Item 1.   Financial Statements

The  following documents are  filed  as
part of this report:

Independent Auditors' Report                                 F-1

Balance Sheet                                                F-2

Statement of Operations                                      F-3

Statement of Stockholder's Equity                            F-4

Statement of Cash Flows                                      F-5

Notes to Financial Statements                                F-6

                     BLUE STAR COFFEE, INC.

                  (A DEVELOPMENT STAGE COMPANY)

                  AUDITED FINANCIAL STATEMENTS

                         MARCH 31, 2001

                            CONTENTS


INDEPENDENT AUDITORS' REPORT                              1


FINANCIAL STATEMENTS:

   Balance Sheets                                         2


   Statements of Operations and
Accumulated Deficit                                       3


   Statement of Changes in
Stockholders' Equity                                      4


   Statements of Cash Flows                               5


NOTES TO FINANCIAL STATEMENTS                           6-9

                  INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Blue Star Coffee, Inc.:

We have audited the accompanying balance sheets of Blue Star Coffee, Inc. (A Development Stage Company) as of March 31, 2001 and September 30, 2000 and the related statements of operations, accumulated deficit, changes in stockholders' equity, and cash flows for the periods October 1, 2000 to March 31, 2001 and July 28, 2000 to March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Star Coffee, Inc. (a development stage company) as of March 31, 2001 and September 30, 2000, and the result of its operations and its cash flows for the periods October 1, 2000 to March 31, 2001 and July 28, 2000 to March 31, 2001, in accordance with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in
Note 6 to these financial statements, the Company has had limited operations and has not established a long-term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to this issue is also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                              /s/ Chavez & Koch, CPA's, Ltd.


April 30, 2001 (With the exception of prepaid expenses, subscribed stock and Notes 2 through 7 dated June 20, 2001 and Statement of Cash Flows dated July 26, 2001)
Henderson, Nevada

                                BLUE STAR COFFEE, INC.
                             (A Development Stage Company)
                                   BALANCE SHEETS
                       AS OF MARCH 31, 2001 AND SEPTEMBER 30, 2000


                                                        3/31/01         9/30/00
                                                      --------------------------
ASSETS

   CURRENT ASSETS:

     Cash                                             $119,128         $20,907

     Stockholder receivable                              5,000           5,000

     Prepaid expenses                                        -           4,084
                                                     --------------------------
   Total current assets                                124,128          29,991
                                                     --------------------------
TOTAL ASSETS                                          $124,128         $29,991
                                                     ==========================
LIABILITIES AND STOCKHOLDERS' EQUITY

   STOCKHOLDERS' EQUITY:

     Common stock; 20,000,000 authorized;
     3,587,787 and 2,817,000 issued and
     outstanding as of March 31, 2001 and
     September 30, 2000, respectively; Par
     value of $.001                                      3,588           2,817

     Preferred stock; 5,000,000 authorized;
     None issued and outstanding; Par
     value of $.001

     Additional paid in capital                        224,231         109,383

     Accumulated deficit in development stage          (57,441)           (109)
                                                     --------------------------
     Less: Subscribed stock                            (46,250)        (82,100)
                                                     --------------------------
   Total stockholders' equity                          124,128          29,991
                                                     --------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $124,128         $29,991
                                                     ==========================


  The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these Balance Sheets

                                BLUE STAR COFFEE, INC.
                            (A Development Stage Company)
                  STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                     FROM OCTOBER 1, 2000 TO MARCH 31, 2001 AND
                          FROM INCEPTION TO MARCH 31, 2001


                                                   10/1/00 to        Inception
                                                     3/31/01         to 3/31/01
                                                  -----------------------------
REVENUES                                           $      -          $      -

COST OF REVENUES                                          -                 -
                                                  -----------------------------
   Gross Profit                                           -                 -
                                                  -----------------------------
EXPENSES:

   General and administrative                         57,332            57,441
                                                  -----------------------------
     Total expenses                                   57,332            57,441
                                                  -----------------------------
Loss before taxes                                    (57,332)          (57,441)

Income tax expense                                        -                 -
                                                  -----------------------------
NET LOSS                                             (57,332)          (57,441)

ACCUMULATED DEFICIT, Beginning of period               (109)                -
                                                  -----------------------------
ACCUMULATED DEFICIT, End of period                   (57,441)          (57,441)
                                                  =============================
Weighted average number of shares outstanding
from October 1, 2000 through March 31, 2001
and from inception through March 31, 2001,
respectively                                      2,825,470          2,713,510

Net loss per share                                  $  (.02)           $  (.02)


  The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these Statements of
                     Operations and Accumulated Deficit.

                               BLUE STAR COFFEE, INC.
                            (A Development Stage Company)
                    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                          FROM INCEPTION TO MARCH 31, 2001


                                            Add'l                        Total
                           Common Stock     Paid              Deficit    Stock-
                        -----------------    In  Subscribed Accumulated holders'
                          Shares   Value   Capital   Stock  Dev. Stage   Equity
                        ---------- ------ -------- --------- --------- ---------
Issued for cash
---------------
July 29, 2000          #2,167,000 $2,167 $ 27,933 $      -  $      -  $ 30,100

Issued for prepaid expenses
---------------------------
July 29, 2000             150,000    150   22,350  (22,500)        -         -

Issued for note receivable
--------------------------
September 21, 2000        100,000    100    9,900  (10,000)        -         -

Issued for prepaid expenses
---------------------------
September 21, 2000        400,000    400   49,200  (49,600)        -         -

Net Loss
--------
September 30, 2000              -      -        -        -      (109)     (109)
                        ---------- ------ -------- --------- --------- ---------
Total
-----
September 30, 2000      2,817,000  2,817  109,383  (82,100)     (109)   29,991

Issued for cash
---------------
March 30, 2001            770,787    771  114,848        -         -   115,619

Subscribed stock
----------------
March 31, 2001                  -      -        -   35,850         -    35,850

Net Loss
--------
March 31, 2001                  -      -        -        -   (57,332)  (57,332)
                        ---------- ------ -------- --------- --------- ---------
Total
-----
March 31, 2001         #3,587,787 $3,588 $224,231 $(46,250) $(57,441) $124,128
                        ========== ====== ======== ========= ========= =========




  The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these Statements of
                       Changes in Stockholders' Equity.

                               BLUE STAR COFFEE, INC.
                            (A Development Stage Company)
                               STATEMENT OF CASH FLOWS
                     FROM OCTOBER 1, 2000 TO MARCH 31, 2001 AND
                          FROM INCEPTION TO MARCH 31, 2001

                                                      10/1/00 to     Inception
                                                        3/31/01      to 3/31/01
                                                     --------------------------
CASH FLOWS FROM OPERATING ACTIVITES:

   Net loss                                          $  (57,332)    $  (57,441)

   Adjustments to reconcile net loss to net cash from operating activities:

     Stock issued for services                          35,850          35,850

     Decrease in prepaid expenses                        4,084               -
                                                     --------------------------
Net Cash Used in Operating Activities                  (17,398)        (21,591)
                                                     --------------------------
CASH FLOWS FROM FINANCING ACTIVITES:

   Advances to stockholder                                   -          (5,000)

   Stock issuance                                          771           2,938

   Additional paid-in capital                          114,848         142,781
                                                     --------------------------
Net Cash Provided in Financing Activities              115,619         140,719
                                                     --------------------------
NET INCREASE IN CASH                                    98,221         119,128

CASH, BEGINNING OF PERIOD                               20,907               -
                                                     --------------------------
CASH, END OF PERIOD                                  $ 119,128       $ 119,128
                                                     ==========================
SUPPLEMENTAL INFORMATION:

Interest paid                                        $       -       $       -
                                                     ==========================
Taxes paid                                           $       -       $       -
                                                     ==========================
NON-CASH TRANSACTIONS

   Subscribed stock in exchange for note receivable  $       -      $   10,000
                                                     ==========================
   Subscribed stock for future services              $       -      $   72,100
                                                     ==========================
   Services provided to reduce subscribed stock      $  35,850      $   35,850
                                                     ==========================


   The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these Statements of Cash Flows.

                     BLUE STAR COFFEE, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2001


NOTE 1-ORGANIZATION AND PURPOSE

     Organization and Purpose

     Blue Star Coffee, Inc. (a Nevada corporation) was incorporated in the state of Nevada on July 28, 2000. The Company has been organized for the purpose of roasting and selling specialty coffee beans for its retail drive-through and wholesale customers. The Company also plans to sell brewed coffee, expresso-based beverages such as cappuccinos, lattes, mochas and expressos and various blended drinks through company-owned retail locations and franchised retail locations. In addition the Company plans to establish wholesale accounts with businesses and restaurant chains. The Company has had little revenue generating operations to date, and therefore, in accordance to Statement on Financial Accounting Standards number 7, the Company is considered a development stage company.


NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting
     -------------------
     Blue Star Coffee, Inc.'s policy is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is December 31.

     Cash and Cash Equivalents
     -------------------------
     Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

     Summary of Non-Cash Transactions
     --------------------------------
     There were non-cash transactions which are discussed in Note 5.

     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

     Income Taxes
     ------------
     Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The

-35-
                     BLUE STAR COFFEE, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                         MARCH 31, 2001


NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Company has no tax deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no material temporary timing differences that give rise to these tax assets and liabilities.

     Advertising
     -----------
     Advertising costs are to be expensed when incurred.
     Advertising expenses from inception to March 31, 2001 are $0.

     Reclassifications
     -----------------
     Certain reclassifications have been made to the financial statements as of September 30, 2000 to conform to the presentation of the financial statements as of March 31, 2001.


NOTE 3 - RELATED PARTY TRANSACTIONS

     The company made a payment of $5,000, on behalf of one of its stockholders, against a liability of the stockholder.
     The amount has been determined to be payable within 12 months, therefore no interest has been imputed.


NOTE 4 - PREPAID EXPENSES

     The prepaid expenses of $4,084 at September 30, 2000 consists of consulting fees associated with future services to help the Company develop a business plan and establish its organization and infrastructure.


NOTE 5 - STOCKHOLDERS' EQUITY

     Stock Issuances
     ---------------
     A chronological history of Stockholders' Equity is as follows:

     July 28, 2000 - The Company incorporated in Nevada. The
     Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

                     BLUE STAR COFFEE, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                         MARCH 31, 2001


NOTE 5 - STOCKHOLDERS' EQUITY (Continued)

     July 29, 2000 - The Company issued 2,167,000 shares to the three company founders as follows:

          The Company issued to Ronald Davis 1,083,500 shares of $0.001 par value common stock in exchange for cash in the amount of $29,016. Of the total amount received, $1,084 is considered common stock and $27,933 is considered additional paid-in capital.

          The Company issued to Ronald Brigham 541,750 shares of $0.001 par value common stock in exchange for cash in the amount of $542 of which $542 is considered common stock and there is no additional-paid-in-capital.

          The Company issued to Christopher Secreto 541,750 shares of $0.001 par value common stock in exchange for cash in the amount of $542 of which $542 is considered common stock and there is no additional-paid-in-capital.

     All of these shares were issued in accordance with Section
     4(2) of the Securities Act of 1933.

     July 29, 2000 - The Company issued 150,000 shares of $0.001 par value common stock to GoPublicToday, Inc. in exchange for services (prepaid expenses) rendered in the amount of $22,500. Of the total received, $150 is considered common stock and $22,350 is considered additional paid-in capital. Shares issued in accordance with Section 4(2) of the Securities Act of 1933.

     September 21, 2000 - The Company issued 100,000 shares of $0.001 par value common stock to GoPublicToday, Inc. in exchange for a non-interest baring balloon note totaling $10,000, which was due and payable on March 21, 2001. Of the total received, $100 is considered common stock and $9,900 is considered additional paid-in capital. The note was extended until September 21, 2001. Shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

     September 21, 2000 - The Company issued 400,000 shares of $0.001 par value common stock to Arrowhead Capital Management in exchange for rights to services in the amount of $49,600. Of the total received, $400 is considered common stock and $49,200 is considered additional paid-in capital. Shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

     January 3, 2001 -- The State of Nevada issued a permit to the Company to sell securities pursuant to the Company's application for registration by qualification of an offering of Common Stock in the state.

                     BLUE STAR COFFEE, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                         MARCH 31, 2001


NOTE 5 - STOCKHOLDERS' EQUITY (Continued)

     March 30, 2001 - The Company closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 770,787 shares of its $0.001 par value common stock at $0.15 per share to outside investors. Of the total number of shares, 770,787 shares were issued in exchange for cash in the amount of $115,619, net of offering costs in the amount of $12,898 of which $11,492 was commission and $1,406 was for related expenses. Of the total cash received, $116 is considered common stock and $115,503 is considered additional paid-in capital. There have been no other issuances of common stock or preferred stock. The Company sold all 770,787 shares of its common stock to approximately 84 unaffiliated shareholders, none of whom were/are officers.

     March 31, 2001 - The Company had 3,587,787 shares of Common issued and outstanding, held by 89 shareholders of record.

     Stock Subscriptions
     -------------------
     On September 21, 2000, the Company issued 100,000 shares in exchange for a note receivable of $10,000. The amount has been determined to be payable within 12 months, therefore no interest has been imputed.

     Certain stock-for-future services transactions have occurred during the period from inception to March 31, 2001. These future services consist of consulting fees to help the Company develop a business plan and establish its organization and infrastructure. On September 21, 2000, a stockholder contributed $49,600 of rights to the future services in exchange for stock. Another stockholder has promised to provide future services valued at $22,500 in exchange for 150,000 shares of stock. All of the shares related to the prepaid expenses have been issued to the stockholders as of September 30, 2000.


NOTE 6 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has little current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a 504 State Registered Offering.


NOTE 7 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock that are not disclosed in the equity section of the balance sheet.

                            Part III

Item 1.   Index to Exhibits

Exhibit
Number    Name and/or Identification of Exhibit

3.        Articles of Incorporation & By-laws
          (a)  Articles of Incorporation of the Company filed
          July 28, 2000.
          (b)  By-laws of the Company adopted August 2, 2000.

10.       Material Contracts
          Office lease agreement.

Item 2.   Description of Exhibits

Exhibit
Number    Description of Exhibit

3.        Articles of Incorporation & By-laws
          (a)  Articles of Incorporation of the Company filed
          July 28, 2000.
          (b)  By-laws of the Company adopted August 2, 2000.

10.       Material Contracts
          Office lease agreement.

                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                     Blue Star Coffee, Inc.
-----------------------------------------------------------------
                          (Registrant)


Date:     June 20, 2001

By:  /s/ Ronald Davis

         Ronald Davis, President & CEO

By:  /s/ Ronald G. Brigham

         Ronald G. Brigham, COO